UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  May 24, 2004

Rosh Ha'Ayin, Israel; May 24, 2005 - - Barak I.T.C. (1995) - The International Telecommunication Services Corp Ltd. ("Barak") announced today that following several months of negotiations between Barak and an ad-hoc committee (the "Committee") of holders of its outstanding US$183 million aggregate principal amount of 12.5% Senior Subordinated Discount Note due 2007 (the "Notes"), - in principle - terms have been reached between Barak, the Committee and Clal Industries and Investments Ltd. ("Clal"), with the support of Barak's shareholders and bank lenders, for a financial restructuring of the balance sheet of Barak (the "Restructuring").

Taking into account the Notes repurchased by Barak in the past, the principal face value of the outstanding Notes is currently US$122.4 million. The main terms of the Restructuring are that, in exchange for the existing debt represented by the outstanding Notes (including accrued interest thereon scheduled to be paid on November 15, 2004 and May 15, 2005) -

     1) Holders of Notes (the "Noteholders") will receive US$40 million in cash. Of that amount, US$7.65 million is expected to be paid to current Noteholders at the end of May in connection with the Restructuring terms being formalized between the parties and incorporated into a Term Sheet. A further announcement will be made by Barak in advance of this payment. The balance shall be paid upon execution of the Restructuring; and

     2) The principal face value of the Notes will be reduced to US$65 million and shall bear interest at a rate of 10% per annum as from 1 March 2005. The interest shall be paid in half yearly payments, and the maturity date of the restructured Notes will be November 2010. Certain other changes may be made to the terms of the Notes.

Clal holds 72% of Clalcom Ltd. ("Clalcom") shares, which in turn currently holds 44% of Barak's shares. As part of the Restructuring, Clal and/or Clalcom will invest US$32.35 million, and together Clal and Clalcom will hold more than 95% of Barak's share capital (subject to any participation by other Barak shareholders in the new investment).

The parties are working towards signing a Term Sheet by the end of May or shortly afterwards, and thereafter the signing of a binding agreement. As soon as possible after the signing of the agreement, Barak will seek to have the Restructuring approved by the Israeli Courts and Noteholders, pursuant to s.350 of the Israeli Companies Law. In addition, approvals will be required from Barak's Bank creditors, various regulatory authorities as well as agreement from certain third parties.

The CEO of Barak, Mr. David Kaminitz, remarked today that "THE RESTRUCTURING IS NECESSARY FOR THE CONTINUATION OF THE ACTIVITIES AND GROWTH OF BARAK, AND WILL RESULT IN A SIGNIFICANTLY DELEVERAGED COMPANY IN THE HANDS OF STRONG SHAREHOLDERS".

THE US LAW FIRM, BINGHAM MCCUTCHEN LLP IS ACTING AS LEGAL COUNSEL TO THE COMMITTEE, AND CAN BE CONTACTED BY NOTEHOLDERS INTERESTED IN REGISTERING THEIR INTEREST IN THE RESTRUCTURING AND THE RESTRUCTURING AGREEMENT.



CONTACTS:

BARAK ITC                                            BINGHAM MCCUTCHEN LLP

+972-3-9001459                                       +44 (0)20 7661 5300

ATTN: SHLOMO MIGDAL                                  ATTN: MIKE ROSS/LIZ OSBORNE

EMAIL: smigdal@013barak.net.il

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